centrica

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To:	Office of International Corporation Finance, SEC	**Date:**	28 January, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	3

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Please find following a Stock Exchange Announcements recently released.

Regards

Barbara Child

dlw 1/30

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

28th January 2002

Centrica doubles its customer base in Canada

Centrica plc has reached agreement to acquire the home and business services operation of Canada's Enbridge Inc for a total consideration of C$1 billion (£437million). The transaction is subject to regulatory approvals and completion is anticipated in the Spring.

The acquisition of Enbridge Services Inc will more than double the customer base of Centrica's Canadian business. It offers the potential to market energy and related products and services across a base of over two million households and marks a milestone in the delivery of Centrica's strategy of exporting its highly successful customer relationship model.

When this transaction is completed and after the Ontario electricity market opens in May, Centrica will have over three and a half million product relationships with North American households.

Centrica is the largest unregulated energy retailing company in North America, with over 1.3 million gas customers in Canada and the United States. In addition, it has signed up 600,000 electricity customers in Ontario in advance of market opening at the beginning of May.

Enbridge Services has around 1.3 million customers to whom it leases water heaters and provides residential services including heating, ventilation and air conditioning (HVAC) installation and servicing. Approximately 325,000 of these customers also have heating servicing contracts.

The majority of both Centrica's and Enbridge Services' North American customers are based in Ontario.

The acquisition will be funded from existing debt programmes. Centrica is exploring alternatives for refinancing the water heater assets and the consumer loan portfolio to add value. These alternatives would be designed to significantly reduce investment by Centrica, whilst retaining the customer relationships and responsibility for installation, repair and servicing activity.

Centrica's Chief Executive, Roy Gardner, said: "We are very pleased to acquire this business, which provides a platform for further growth in line with our strategy of becoming a leading player in the provision of energy and essential services in North America.

"This is a tremendous opportunity to combine the experience we have acquired in the UK market with the expertise of our North American operation and we believe there are significant synergies across these businesses. Our success in developing multi-product relationships with UK consumers can now be replicated in Ontario and will help us meet our growth targets for North America and enhance the value of our customers there.

"Furthermore, we now have the opportunity to refinance these assets and free up our own capital, in line with Centrica's strategy."

In addition to the home services business, Centrica will acquire 90,000 natural gas contract customers, a national business to business Heating, Ventilation and Air Conditioning (HVAC) operation with more than 50 national accounts, a start up residential HVAC business in Pennsylvania, and a consumer loan business that supports its retail and HVAC business. It will also acquire 14 retail outlets in southern Ontario.

The business had net assets of C$676 million (£295million) at 30 September 2001, including C$122 million (£53million) for the consumer loan portfolio. Earnings attributable to the assets in the nine months to 30 September 2001 were C$55 million (£24million) before interest and tax. Centrica will not be assuming any net debt associated with the business nor the liabilities associated with the finance book.

Enbridge Services has more than 1400 direct employees and has franchise agreements with eight major suppliers outside its core area.

Notes

1. The acquisition will be made through Centrica plc's wholly owned subsidiaries, Centrica Canada Ltd and Centrica US Holdings Inc.
2. The acquisition is subject to approval from the Competition Bureau and Investment Canada. Completion is anticipated in the Spring.
3. The Ontario electricity market opens on 1st May 2002 and customers will begin to transfer to Direct Energy from that date.
4. Centrica trades as Direct Energy in Canada and as Energy America in Michigan, Ohio, Maryland, Pennsylvania, Georgia and Texas. It also owns Greensource Ltd, a home services business in Ontario.
5. In the UK, Centrica trades as British Gas, Scottish Gas, the AA, Goldfish and One.Tel.

Enquiries:

Investor Relations: 01753 494900
Media Relations: 01753 494085